FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Offer Update announcement released 16 April, 2003

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA OR JAPAN

16 April 2003

CELLTECH GROUP PLC ("CELLTECH")

CASH OFFER FOR OXFORD GLYCOSCIENCES PLC ("OGS")

Celltech announces that, as at 3:00 p.m. (London time) yesterday, valid acceptances of its Offer had been received in respect of 5,578,323 OGS Shares (including those represented by OGS ADSs), representing approximately 9.96 per cent. of the issued share capital of OGS and that it has also purchased 5,892,971 OGS Shares, representing approximately 10.52 per cent. of the issued share capital of OGS, which both meet the requirements of the City Code on Takeovers and Mergers (the "City Code") for counting towards fulfilment of the remaining acceptance condition of the Offer.

In addition, Celltech has purchased a further 22,877,473 OGS Shares, representing approximately 40.85 per cent. of the issued share capital of OGS, which await settlement. Accordingly, and subject to settlement of the share purchases made on 11 April 2003 and 14 April 2003, Celltech has now acquired, or received valid acceptances in respect of, an aggregate of 34,348,767 OGS Shares (including those represented by OGS ADSs), representing approximately 61.33 per cent. of the issued share capital of OGS.

Celltech's Offer will become unconditional in all respects as soon as it is confirmed that sufficient of its share purchases meet the requirements of the City Code for counting towards the fulfilment of the remaining acceptance condition of the Offer.

Save as set out above, neither Celltech, nor any person acting or deemed to be acting in concert with Celltech, owned any OGS Shares on 22 January 2003 (being the business day prior to the commencement of the offer period), nor have any of such persons acquired or agreed to acquire any OGS Shares (including OGS Shares represented by OGS ADSs) during the offer period and no acceptances of the Offer have been received from any persons acting or deemed to be acting in concert with Celltech.

Shareholders in OGS who wish to accept the Offer, and who have not done so, should return their Form(s) of Acceptance as soon as possible. Further Forms of Acceptance can be obtained from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by telephoning the Helpline on 0870 600 0673 (if calling from the United Kingdom), (1) 800 858 1202 (if calling from the United States or if you are an OGS ADS Holder) or +44 (0) 1903 702 767 (if calling from elsewhere). If you are an OGS ADS Holder and wish to accept the Offer, you should follow the instructions set out in the Letter of Transmittal. If OGS Shareholders or OGS ADS Holders are in any doubt as to the procedures for acceptance, they should contact the Helpline on the above numbers.

The Offer is extended until 3.00 p.m. (London time), 10.00 a.m. (New York time) on Tuesday, 29 April 2003.

Enquiries:

For further information contact:

Celltech Group plc                                                                                                                                 Telephone: +44 (0)1753 534 655

Dr Peter Fellner, Chief Executive

Peter Allen, Chief Financial Officer

Richard Bungay, Director of Corporate Communications

JPMorgan                                                                                                                                              Telephone: +44 (0)20 7742 4000

Bernard Taylor, Vice Chairman

Julian Oakley, Managing Director

Brunswick London                                                                                                                                Telephone: +44 (0)20 7404 5959

Jon Coles

Fiona Fong

Brunswick New York                                                                                                                                  Telephone: +1 212 333 3810

Cindy Leggett-Flynn

Terms defined in the Offer Document have the same meaning when used in this announcement.

Celltech and JPMorgan, acting on its behalf outside the United States, are offering to purchase all of the issued and to be issued ordinary shares of 5 pence each in OGS (including those represented by OGS ADSs) at a price of 182 pence per OGS Share.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the Acceptance Forms accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Celltech filed with the SEC a Tender Offer Statement on Schedule TO containing the Offer Document and other related information on 3 March 2003. Free copies of those documents are available on the SEC's website at www.sec.gov. The Offer Document and the Acceptance Forms accompanying the Offer Document have been made available to all OGS Securityholders at no charge to them. OGS Securityholders are advised to read the Offer Document and the accompanying Acceptance Forms which have been sent to them because they contain important information. OGS Securityholders in the United States are also advised to read the Tender Offer Statement because it contains important information.

Unless otherwise determined by Celltech and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor is it being made in or into Australia or Japan and the Offer is not capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Celltech and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer have been, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The Loan Notes to be issued pursuant to the Loan Note Alternative available under the Offer have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the US Securities Act of 1933, as amended or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US Person or resident of Australia, Canada or Japan or any other such jurisdiction.

THE OFFER WILL REMAIN OPEN FOR ACCEPTANCE DURING THE INITIAL OFFER PERIOD. THE INITIAL OFFER PERIOD FOR ACCEPTANCES AND WITHDRAWALS WILL EXPIRE ON THE EARLIER OF (i) THE OFFER BECOMING OR BEING DECLARED UNCONDITIONAL IN ALL RESPECTS AND (ii) 3:00 P.M. (LONDON TIME), 10:00 A.M. (NEW YORK CITY TIME), ON 29 APRIL 2003, UNLESS FURTHER EXTENDED TO A LATER CLOSING DATE. OGS SECURITYHOLDERS WILL HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCES OF THE OFFER UNTIL THE END OF THE INITIAL OFFER PERIOD, BUT NOT DURING THE SUBSEQUENT OFFER PERIOD.

The Offer is conditional upon valid acceptances being received (and not, where permitted, being withdrawn) by 3:00 p.m. (London time), 10:00 a.m. (New York City time) on 29 April 2003, or such later time(s) and/or date(s) as Celltech may, subject to the City Code and in accordance with the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), decide in respect of OGS Shares (including those represented by OGS ADSs) which, together with OGS Shares (including those OGS Shares represented by OGS ADSs) acquired or agreed to be acquired before or during the Offer Period, results in Celltech and any persons acting in concert with Celltech holding OGS Shares (including OGS Shares represented by OGS ADSs) carrying in aggregate more than 50 per cent of the voting rights normally exercisable at a general meeting of OGS, including for this purpose (to the extent, if any, required by the Panel) any voting rights attaching to any OGS Shares (including OGS Shares represented by OGS ADSs) that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Celltech reserves the right (but will not be obliged, other than as may be required by the City Code or the Exchange Act) at any time or from time to time to extend further the Offer and, in such event, any decision to extend the Offer will be publicly announced by 8:00 a.m. (London time) in the United Kingdom and 8:00 a.m. (New York City time) in the United States on the day (other than a Saturday or Sunday) following the day on which the Offer was due to expire and which banks are generally open in London for normal business. Except with the consent of the Panel, the Initial Offer Period for acceptances and withdrawals may not extend beyond 1:00 p.m. (London time), 8:00 a.m. (New York City time), on the day which is 21 days after the release of OGS' preliminary results for the year ended 31 December 2003.

If the Offer becomes unconditional, it will remain open for acceptance for the Subsequent Offer Period, which shall be for not less than 14 calendar days from the expiry of the Initial Offer Period. If the Offer has become unconditional and it is stated that the Offer will remain open until further notice, then not less than 14 calendar days' notice in writing will be given prior to the closing of the Offer by or on behalf of Celltech to those OGS Securityholders who have not accepted the Offer.

The Directors of Celltech accept responsibility for the information contained in this announcement, and, to the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Celltech and for no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Offer, the contents of the Offer Document or any transaction or arrangement referred to therein.

OGS has equity securities traded on the London Stock Exchange and NASDAQ. The Panel wishes to draw the attention of member firms of NASDAQ to certain UK dealing disclosure requirements during the offer period.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeree company. Relevant securities include OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the first closing date or, if this is later, the date when the Offer becomes or is declared unconditional or lapses.

Disclosure should be made on an appropriate form by no later than 12 noon (London time), 7 a.m. (New York City time) on the business day following the date of the dealing transaction. These disclosures should be published through a Regulatory Information Service.

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of OGS, whether in the United States or in the United Kingdom, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: +44 (0) 20 7382 9026, fax number: +44 (0) 20 7638 1554).

This announcement has been approved by J.P.Morgan plc for the purpose of section 21 of the Financial Services and Markets Act 2000 only.

END

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 16 April, 2003